BEMA GOLD CORPORATION

EARLY WARNING REPORT FILED PURSUANT TO NATIONAL INSTRUMENT 62-103, SECTION 101 OF THE SECURITIES ACT (ONTARIO), SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA), SECTION 141 OF THE SECURITIES ACT (ALBERTA), SECTION 110 OF THE SECURITIES ACT (SASKATCHEWAN), SECTION 92 OF THE SECURITIES ACT (MANITOBA), SECTION 147.11 OF THE SECURITIES ACT (QUEBEC), SECTION 107 OF THE SECURITIES ACT (NOVA SCOTIA), SECTION 102 OF THE SECURITIES ACT (NEWFOUNDLAND)

(a)	The name and address of the offeror.

Bema Gold Corporation (the “Offeror”) Suite 3100, Three Bentall Centre 595 Burrard Street Vancouver, British Columbia V7X 1J1

(b)
The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances.

On April 20, 2005, the Offeror acquired beneficial ownership of 2,022,726 common shares in the capital of Victoria Resource Corporation ("Victoria"), which constituted 3.9% of the then issued and outstanding common shares of Victoria, and warrants to purchase up to an additional 1,011,363 common shares of Victoria. The Offeror is entitled to exercise these warrants to acquire up to 1,011,363 common shares of Victoria at a price of $0.75 at any time until April 20, 2006.

(c)
The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release.

On April 20, 2005, following this most recent acquisition the Offeror beneficially owned an aggregate of 16,558,325 common shares of Victoria which represents 32.18% of Victoria’s issued and outstanding common shares and warrants which, if exercised, would result in the issuance of up to,223,484 common shares of Victoria, representing, on a diluted basis, 34.99% of the then issued and outstanding common shares of Victoria.

(d)	The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:

	(i)	the offeror, either alone or together with any joint actors, has ownership and control,

see item (c) above – there are no joint actors.

	(ii)	the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor, and

n/a

(iii) the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

n/a

(e)	The name of the market in which the transaction or occurrence took place.

The common shares and warrants of Victoria acquired by the Offeror on April 20, 2005 were acquired in an off-market transaction pursuant to the closing of a private placement. Victoria’s common shares trade on the TSX Venture Exchange.

(f)

The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.

The acquisition by the Offeror of the securities of Victoria is for investment purposes. The Offeror may, in future, dispose of or acquire additional securities of Victoria as circumstances warrant.

(g)
The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities.

The Offeror acquired beneficial ownership of 2,022,726 common shares and 1,011,363 warrants of Victoria as a result of a brokered private placement. The Offeror is entitled to exercise warrants to acquire up to 1,011,363 common shares of Victoria at a price of $0.75 at any time until April 20, 2006. In this connection, the Offeror entered into a private placement subscription agreement with Victoria dated April 11, 2005. There are no agreements between the Offeror and Victoria relating to the disposition or voting of any of such securities.

(h)	The names of any joint actors in connection with the disclosure required by this Form.

n/a

(i)
In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror.

In connection with the acquisition by the Offeror of the beneficial ownership of 2,022,726 common shares and 1,011,363 warrants of Victoria as a result of a brokered private placement, the Offeror entered into a private placement subscription agreement with Victoria dated April 11, 2005. Pursuant to the subscription agreement, the Offeror paid to Victoria cash consideration of $1,112,499.30 ($0.55 per unit. Each unit consisted of one common share and one half of one common share purchase warrant of Victoria).

(j)	If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 (Alternative Monthly Reporting System) of NI 62-103 in respect of the reporting issuer’s securities.

See items (b) and (c) above.

DATED this 25 day of April, 2005.

"Roger Richer"

Roger Richer, Vice-President of
Administration, General Counsel and Corporate
Secretary